Contact:
                                               Craig Dunham
                                               Dynasil Corporation of America
                                               Phone: (856) 767-4600
                                               Email: cdunham@Dynasil.com

       Dynasil Announces Second Quarter 2008 Results

  WEST BERLIN, N.J.   May 15, 2008    Dynasil Corporation of
  America (OTCBB: DYSL.OB), announced the results of operations for its 2008 second quarter ended March 31, 2008. Dynasil is a manufacturer of photonic products including optical materials, components, coatings and specialized instruments. Our capabilities support medical imaging technologies, quality inspection systems, and missile guidance systems, among others.

  Revenues for the 3 months ended March 31, 2008 were $3.04 million, an increase of 1.4% over revenues of $3 million for the 3 months ended March 31, 2007. Net profit for the 3 months ended March 31, 2008 was $145,976, or $0.02 per share, an increase of 30% over net profit of $112,229, or $0.02 per share, for the 3 months ended March 31, 2007.
  Year to date performance shows a 5.6% increase in revenues to $5.9 million and a 149% increase in net profit to $336,262 versus last year's $135,128. Improved execution and results for our EMF optical coatings business is the largest driver in the increases.

  Our Optometrics business in Ayer, MA, completed its first months of operations with the optical filter product line acquired in January, 2008, which is projected to add approximately $500,000 in annual revenues. The results met expectations and significant improvements in productivity were completed.

  On December 20, 2007, we announced that we had entered into a Letter of Intent to acquire a privately-owned advanced instruments company which, if completed, is expected to more than triple our revenues and profitability. The targeted company makes high growth potential instruments which are sold into the medical, environmental sensing and quality instrumentation markets. It also has a significant research and development team performing a number of government contracts for Homeland Security and other government agencies. Management expects that the acquisition would be transformational for Dynasil in that it would move us from a predominantly component-based supply company to an instrumentation company with a considerable intellectual property portfolio and extensive technology capability as well as more than tripling expected revenues and profitability. Consummation of the transaction is contingent on completion of definitive agreements, due diligence, and obtaining financing. "The majority of due diligence has been completed and definitive agreements are in-process," states Craig T. Dunham, President and CEO. "Non-binding bank term sheets have been obtained for at least $10 million of senior loan financing on favorable terms. We also are in the process of arranging required equity financing and closing is targeted for July 1, 2008." We continue to execute our strategy of significant profitable, growth through acquisitions as well as organic growth and effective execution in our businesses.

   About Dynasil: Founded in 1960, Dynasil is a manufacturer of photonic products including optical materials, components, coatings, and instruments for a broad range of applications markets in the medical, industrial, and defense sectors. Its wholly-owned subsidiaries are located in New Jersey, Massachusetts, and New York.

  This news release may contain forward-looking statements usually containing the words "believe," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act. Future results of operations, projections, and expectations, which may relate to this release, involve certain risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, the factors detailed in the Company's Annual Report or Form 10-KSB and in the Company's other Securities and Exchange Commission filings, continuation of existing market conditions and demand for our products.

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheets



                                     ASSETS

                                                           March 31      September 30
                                                              2008           2007
                                                         (Unaudited)
                                                          ----------     ----------
Current assets
   Cash and cash equivalents                                $ 518,965       $ 496,948
   Accounts receivable, net                                 1,489,203       1,284,844
   Inventories                                              1,790,567       1,832,720
   Deferred tax asset                                         216,100         216,100
   Other current assets                                       219,950         130,548
                                                           ----------      ----------
        Total current assets                                4,234,785       3,961,160

Property, Plant and Equipment, net                          2,606,824       2,436,517

Other Assets                                                  164,346          88,698
                                                           ----------      ----------

        Total Assets                                       $7,005,955      $6,486,375
                                                           ==========      ==========

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
   Note payable to bank                                      $760,070        $311,870
   Current portion   long term debt                           170,874          99,237
   Accounts payable                                           393,115         684,208
   Accrued expenses and other current liabilities             560,414         587,872
                                                           ----------      ----------
        Total current liabilities                           1,884,473       1,683,187

Long-term Debt, net                                         1,482,850       1,626,980


Stockholders' Equity                                        3,638,632       3,176,208
                                                           ----------      ----------
        Total Liabilities and Stockholders' Equity         $7,005,955      $6,486,375
                                                           ==========      ==========

DYNASIL CORPORATION OF AMERICA AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
                                   Three Months Ended      Six Months Ended
                                        March 31             March 31
                                   2008       2007        2008       2007
                               ----------   ---------    ---------   ---------

Sales                          $3,045,974  $3,003,216   $5,860,880  $5,539,512

Cost of Sales                   2,070,418   2,144,767    3,971,438   4,028,630
                               ----------   ---------    ---------   ---------
Gross Profit                      975,556     858,449    1,889,442   1,510,882

Selling, general and              777,348     695,633    1,456,756   1,280,435
administrative
                               ----------   ---------    ---------   ---------
Income from Operations            198,208     162,816      432,686     230,447

Interest expense - net             42,062      39,001       75,584      74,664
                               ----------   ---------    ---------   ---------
Income before Income Taxes        156,146     123,815      357,102     155,783

Income Tax expense                 10,170      11,586       20,840      20,655
                               ----------   ---------    ---------   ---------
Net Income                     $  145,976   $ 112,229    $ 336,262   $ 135,128
                               ==========   =========    =========   =========
Net Income per share
   Basic                          $0.02       $0.02        $0.05        $0.02
   Diluted                        $0.02       $0.02        $0.04        $0.01



Weighted average
  shares outstanding           7,461,992  4,943,093    7,192,658    4,599,067